370 WABASHA STREET NORTH ST. PAUL, MN 55102-1390

9 May, 2014

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Ecolab Inc.

Form 10-K

Filed February 28, 2014

File No. 1-9328

Dear Mr. O’Brien:

This letter is written in response to the Staff’s comment letter dated May 1, 2014 on the Company’s Form 10-K for the year ended December 31, 2013. For ease of reference, the numbered responses correspond to the numbered paragraphs of the comment letter.  We have also included the Staff’s comment along with our response to assist in the review process.

Annual Report

Management’s Discussion and Analysis, page 11

Results of Operations, page 16

1.              Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 22 states that the increase in Global Paper’s sales was driven by “increased product penetration, partially offset by continued lower customer plant utilization.” In this regard, Section 501.12.b.1 of the FRC indicates that capacity utilization is a useful financial measure. On page 24, you disclose that increases in operating income and operating margin for the Global Institutional reportable segment were driven by “pricing gains, sales volume increases and cost saving actions, which more than offset investments in the business, higher delivered product costs and other cost increases.” Refer to Section 501.04 of the FRC for guidance.

Response

The Company respectfully acknowledges the Staff’s comment and the requirement to quantify the impact of material factors impacting the results of operations. The Company provides quantitative information about the material sales drivers including the impact of changes in volume and pricing, and the effect of acquisitions and changes in foreign currency at the corporate level, and the quantitative impact of acquisitions and changes in foreign currency at the segment level. The Company also provides quantitative information regarding special gains and charges, discrete tax items and other significant factors the Company believes are useful for understanding its results. Such drivers are supported by comments meant to be qualitative in nature. The Company believes the extensive quantification that supports its GAAP and non-GAAP operating results provides users with an understanding of its results at both the corporate and segment levels. After these adjustments, the Company’s revenue and operating income results allow for much easier analysis and qualitative commentary. Qualitative factors are generally ordered based on estimated significance.

In the example of the increase in Global Paper’s sales being driven “by increased production penetration, partially offset by continued lower customer plant utilization,” the Company’s qualitative statement was meant to be illustrative of the impact to our volume from our customers’ market conditions and the lower utilization within their plants. In future filings, including the quarterly report on Form 10-Q for the quarter ended March 31, 2014, the Company will endeavor to clarify such qualitative references.

In the example of the improvement in the Global Institutional reportable segment’s operating income and operating margin, no single factor materially contributed to the improvement. The underlying intention of the statements made was to describe that a series of factors contributed to the growth.

In future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, to the extent practicable and useful to understand the business, the impact of individually material factors will include quantitative analysis for the reportable segments, supported by qualitative commentary.

Financial Position & Liquidity, page 25

2.              We note your disclosure on page 15 of the Form 10-K that “Our capital expenditures for environmental, health and safety projects worldwide were approximately $15 million in 2013 and $20 million in 2012. Approximately $50 million has been budgeted globally for projects in 2014.” Please tell us and revise future filings as appropriate to discuss the nature of and/or purpose for the significant increase in such amounts for 2014 when compared to each of 2013 and 2012.

Response

The Company acknowledges the significant increase in budgeted capital expenditures for environmental, health and safety projects in 2014. The increase in the projected spend is due to annualization of capital spend related to recent acquisitions and focus on safety in worldwide company-owned plants and warehouses.

While the increase may seem significant within this specific component of capital expenditures, the increase will not have a material impact on our consolidated results of operations, financial position or cash flows of the Company. In applicable future Form 10-K filings, for significant changes to our capital expenditures for environmental, health and safety projects, the Company will include the nature and purpose of the changes and, if material, the impact to the consolidated results of operations, financial position or cash flows.

Operating Segments and Geographic Information, page 63

3.              We note the new organizational model to support global growth effective in 2013 which resulted in ten global operating units being aggregated into four reportable segments. We note from your website an Executive/Senior Vice President for seven Global areas, as well as four Executive Vice Presidents for geographic areas. In future filings, beginning with your March 31, 2014 Form 10-Q, please ensure you provide clear disclosures regarding compliance with the aggregation criteria and reporting thresholds under ASC 280-10-50-11 and 50-12, respectively, for the segments identified in your current organizational structure.

Response

The Company’s current operating structure follows its commercial and product-based activities supported by teams within geographic areas. The seven Executive/Senior Vice Presidents lead the Company’s ten operating units, which are also operating segments. The Company will expand its segment disclosure beginning with the March 31, 2014 Form 10-Q to include the additional disclosure on the aggregation criteria and reporting thresholds under ASC 280-10-50-11 and 50-12 as follows:

“The company’s organizational structure consists of global business unit and global regional leadership teams. The company’s ten operating units, which are also operating segments, follow their commercial and product-based activities and are based on engagement in business activities, availability of discrete financial information and review of operating results by the Chief Operating Decision Maker at the identified operating unit level.

The company’s ten operating units have been aggregated into four reportable segments based on similar economic characteristics and future prospects, nature of the products and production processes, end-use markets, channels of distribution and regulatory environment. The company’s reportable segments are Global Industrial, Global Institutional, Global Energy and Other.

The company’s two operating units that are primarily fee-for-service business have been aggregated into the Other segment and do not meet the quantitative criteria to be separately reported.”

The Company will retain disclosures within its Form 10-K on the business descriptions of each reportable segment as follows:

“Global Industrial — This reportable segment consists of the Water, Food & Beverage, Paper and Textile Care operating units. It provides water treatment and process applications, and cleaning and sanitizing solutions primarily to large industrial customers within the manufacturing, food and beverage processing, chemical, mining and primary metals, power generation, pulp and paper, and commercial laundry industries.

Global Institutional - This reportable segment consists of the Institutional, Specialty and Healthcare operating units. It provides specialized cleaning and sanitizing products to the foodservice, hospitality, lodging, healthcare, government and education and retail industries.

Global Energy - This reportable segment consists of the Energy operating unit. It serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Other - This reportable segment consists of the Pest Elimination and Equipment Care operating units. It provides pest elimination and kitchen repair and maintenance, with its two operating units primarily fee-for-service businesses”

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our responses.  Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer